FIRSTPLUS

F i n a n c i a l

January 22, 2007

John P. Nolan

Accounting Branch Chief

Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549

RE:	FIRSTPLUS Financial Group, Inc.

Form 10-KSB for the Year Ended December 31, 2004

Filed September 22, 2005

File No. 000-27750

Ladies and Gentlemen:

FIRSTPLUS Financial Group, Inc. (the “Company”), is hereby transmitting via EDGAR to the Securities and Exchange Commission (the “Commission”) the following responses of the Company to the comments of the Commission’s staff (the “Staff”) as set forth in the letter of John P. Nolan, Accounting Branch Chief, dated March 16, 2006, and the follow-up letter of Mr. Nolan dated December 1, 2006. Please note that the Company filed its Form 10-KSB for the fiscal year ended December 31, 2005 (the “2005 Form 10-KSB”) following a telephone conference on March 17, 2006 with Lisa Haynes of the Staff whereby the Company discussed with the Staff the disclosures the Company intended to make in the 2005 Form 10-KSB. The Company filed the 2005 Form 10-KSB on March 31, 2006. For your convenience, each comment has been repeated prior to the response.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Financial Statements

Statement of Cash Flows, page 18

1.

We note your responses to comments 7 and 8 from our letter dated December 2, 2005. In the interest of clarity to financial statement users, please revise your future filings beginning with your Form 10-KSB for the year ended December 31, 2005 so that the description of the $100,000 investing cash outflows during 2004 and $62,843 investing cash outflows during 2003 indicate that these amounts represent the origination of a loans to a related parties (United Lending Partners, LLC and Capital Lending Strategies, LLC, respectively).

Company Response:

The future filings will, and the 2005 Form 10-KSB did, specifically identify the origination of loans or the collection of loan principal from the related parties on the face of the financial statement.

Note 1- Description of the Company, page 19

2.

It appears that your financial statements include the results of FIRSTPLUS Financial Group, Inc. as well as its subsidiaries and thus represent consolidated financial statements. If true, please revise your future filings, beginning with your Form 10-KSB for the year ended December 31, 2005, to indicate that your financial statements are presented on a consolidated basis and that all intercompany transactions between FIRSTPLUS Financial Group, Inc. and its subsidiaries have been eliminated in consolidation. Refer to paragraphs 5 and 6 of ARB 51.

Company Response:

As of December 31, 2004, the Company did not have any subsidiaries. As part of the bankruptcy proceedings involved with the Company’s former subsidiaries, all stock ownership was transferred to the bankruptcy trustee.

Note 2 - Summary of Significant Accounting Policies, page 19

3.

We note that during the years ended December 31, 2004 and 2003, you recognized net interest income of $12,080 and $8,360, respectively. Please provide us with the proposed financial statement disclosures that you will include in your Form 10-KSB for the year ended December 31, 2005 to disclose your interest income recognition accounting policies.

Company Response:

The Company has included as part of the “Summary of Significant Accounting Policies” the following paragraph:

Interest income is recognized on the interest method. Interest income is discontinued when management determines future collection is unlikely. Loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

4.

We note that during the year ended December 31, 2004, you recognized a $100,000 loss on a defaulted loan. Please provide us with the proposed financial statement disclosures that you will include in your Form 10-KSB for the year ended December 31, 2005 to disclose your accounting policies for the determining your allowance for loan losses and for recording loan impairments in accordance with SFAS 5 and SFAS 114.

Company Response:

The Company has included as part of the “Summary of Significant Accounting Policies” the following paragraph:

The Company measures and reserves for impairment on a loan-by-loan basis using the present value of expected future cash flows discounted at the loan’s effective interest rate.

Note 3 - Other Assets, page 20

5.

We note your responses to our comments 1 and 2 from our letter dated December 2, 2005. It appears that Leperq's and Thaxton's assignment interests in the FPFG Intercompany Claim amount to approximately $4.7 million. It also appears that because you are obligated to remit a proportional share of funds you receive from the Creditor Trust to assignees who are not able to receive payments directly from the Creditor Trust, you have estimated as of December 31, 2004 that you will need to remit payments of approximately $1.4 million of the $7.8 million set aside by the Creditor Trustee to Leperq and Thaxton. If true, please revise your future filings, beginning with your Form 10-KSB for the year ended December 31, 2005, to more clearly indicate this fact.

Company Response:

Beginning with Form 10-KSB for the year ended December 31,, 2005, the Company has included this added description of the allowance:

The Company has conducted an exhaustive search for outstanding claims against FPFG or claims against its former subsidiaries that FPFG has assumed. FPFG has booked a valuation reserve of $x,xxx,xxx which is comprised of known and probable claims against FPFG and its assignments of 9.46% of its interest in the Intercompany Claim.

6.

As a related matter, it appears that of the $2.9 million valuation reserve you established for potential creditor claims against FPFG, you have already determined that $1.4 million of this amount will be payable to Leperq and Thaxton upon receipt of the funds from the Creditor Trust. However, it remains unclear to us how you determined that the remaining $1.5 million valuation reserve is sufficient for any additional potential creditor claims which may arise. Please provide us with the proposed disclosures that you intend to include in your future filings, beginning with your Form 10-KSB for the year ended December 31, 2005, to describe the quantitative and qualitative factors management considered in determining the sufficiency of the valuation reserve.

Company Response:

See added description above in response to comment 5.

Note 5 - Stockholders' Equity, page 21

7.

We note that during the year ended December 31, 2004 you issued 1,585 shares of stock on the conversion of certificated interests. Please provide us with the proposed disclosures that you intend to include in your future filings, beginning with your Form l0-KSB for the year ended December 31, 2005, to more fully describe how this transaction was accounted for and the authoritative literature you relied upon to determine how to account for this transaction.

Company Response:

The Company has included the following paragraph as part of the Stockholders’ Equity note in its Form 10-KSB for the year ended December 31, 2005:

Holders of the Company's 7.25% Convertible Subordinated Notes Due 2003 (discharged under a plan of reorganization under Chapter 11 of the Bankruptcy Code dated April 7, 2000) received a Certificated Interest payable from residual funds of the subsidiaries after the secured interests have been paid. Two of the former noteholders received rights to convert a portion of their Certificated Interests into shares of the FPFG's common stock.

The Company has accounted for the transaction in accordance with Accouting Research Bulletin 43, Chapter 7, Section A, paragraph 5.

8.

As a related matter, we note your response to comment 1 from our letter dated December 2, 2005. Please provide us with the proposed disclosures that you intend to include in your future filings, beginning with your Form 10-KSB for the year ended December 31, 2005, to more clearly explain how the 8,610,000 units and 2,500,000 units of certificates issued to Deephaven Capital Management and Credit Suisse First Boston, respectively, correlate to your disclosure on page 4 that bondholders received agreements allowing them to convert portions of their new interest into an aggregate of 5,555,555 shares of your common stock.

Company Response:

As part of Item 6, Plan of Operation, the Company explained the agreements in its Form 10-KSB for the year ended December 31, 2005, as follows:

In the plan of reorganization, the Company was able to resolve many of its own creditor claims through the plan of reorganization. In addition, the Company received the FPFG Intercompany Claim as a general unsecured claim defined in the plan of reorganization to be in an amount that was not to be less than $50 million. By being a holder of the FPFG Intercompany Claim, the Company became a beneficiary of the Creditor Trust. Under the plan of reorganization, the Company would only receive distributions as a beneficiary of the Creditor Trust from payments on the FPFG Intercompany Claim based on a previous series of securitized loan pools that had been sold in the marketplace. At that time, the amount and timing of cash flow from residuals were completely unknown. The Company has no operations with respect to, or any control over, the securitized loans.

To settle other claims asserted against it, the Company assigned portions of the FPFG Intercompany Claim to various creditors. Consistent with the plan of reorganization, in settlement of the claims of the holders of the Company’s 7.25% Convertible Subordinated Notes due 2003, the bondholders received an instrument representing the right to receive an assignment of 25% of the FPFG Intercompany Claim, permitting the bondholders to become a direct beneficiary of the Creditor Trust, and an agreement to instruct the Creditor Trust to make two payments to the bondholders of $1,428,000 based on certain conditions. The bondholder settlement was consummated in June 2001. Two of the bondholders also received agreements allowing them to convert portions of their new interest into an aggregate of 5,555,000 shares of the Company’s common stock. The Company believes that it is entitled to a reassignment of a portion of the new interests fro the bondholders with conversion rights and has initiated discussions with one of the holders and the trustee for the new interests regarding the reassignment.

Note 8 - Related Party Transactions, page 21

9.	Please tell and revise future filings, beginning with your Form 10-KSB for the year ended December 31, 2005, to explain the following regarding your $100,000 loan to United Lending Partners:

•	amount of accrued interest as of December 31, 2004;

•	amount of any accrued interest written off either during 2004 or prior to the filing of your Form 10-KSB for the period ended December 31, 2004; and

•	amount of interest income recognized on the loan during the year ended December 31, 2004 and the manner in which this interest income was recognized (i.e. cash basis, level yield method, etc);

Company Response:

The Company did not accrue any interest as of December 31, 2004 since management determined that future collection was unlikely as of the balance sheet date; therefore, accrued interest was not written off nor was any interest income recognized on this particular note.

10.

As a related matter, if you recognized any interest income on your $100,000 loan to United Lending Partners, please tell us and revise future filings, beginning with your Form 10-KSB for the year ended December 31, 2005, to explain how you determined that collectibility of the interest payments were reasonably assured at the time of income recognition.

Company Response:

The Company did not recognize any interest income on the $100,000 loan to United Lending Partners.

11.

We note your disclosure on page 22 that your remaining interest in Capital Lending Strategies, LLC was sold for $796,580. Please tell us and revise future filings, beginning with your Form 10-KSB for the period ended December 31, 2005, to explain the following:

•	the entity to which you sold your remaining interest in Capital Lending Strategies;

•

any related party relationships between the entity to which you sold your interest in Capital Lending Strategies, LLC and FIRSTPLUS Financial Group, Inc., its subsidiaries or officers or directors; and

•	how you determined the $796,580 value assigned to your remaining interest in Capital Lending Strategies, LLC.

Company Response:

The Company sold its interest to Capital Lending in a transaction involving Capital Lending and a privately held, unrelated third party. Pursuant to discussions with the Staff on March 17, 2006 and due to the private nature of the investment transaction, the Company disclosed the sale by stating “In May 2004, the Company sold its remaining interest in Capital Lending, other than the interest assigned on behalf of the claimants in the class action lawsuit, for $796,580.” The $796,580 value was determined by the receipt of cash after arms length negotiations of the price with Capital Lending and the unrelated party.

If you have any further comments or need additional information, please direct them to my attention.

Sincerely,

/s/ James Roundtree

James Roundtree

Chief Financial Officer